Exhibit 99.8

ATP HOLDINGS EHF.

(as seller)

and

ALVOTECH

(as buyer)

SHARE PURCHASE AGREEMENT

relating to shares in Fasteignafélagið Sæmundur hf.

CONTENT

1	Interpretation	2

2	Conditions precedent	4

3	Sale and purchase	5

4	Purchase Price	5

5	Completion	5

6	Warranties	6

7	Further assurance	9

8	Confidentiality and announcements	9

9	Assignment	10

10	Entire agreement	10

11	Variation and waiver	10

12	Costs	10

13	Notices	11

14	Severance	11

15	Successors	11

16	Counterparts	12

17	Third party rights	12

18	Rights and remedies	12

19	Governing law and jurisdiction	12

Schedule 1	Service Agreement	13

Schedule 2	The Property	14

THIS AGREEMENT is dated 16 November 2022 and made between:

(1)	ATP Holdings ehf., incorporated and registered in Iceland, with registration number 481020-0420, whose registered office is at Smáratorg 3, Kópavogur, Iceland (the “Seller”); and

(2)

Alvotech, incorporated and registered in Grand Duchy of Luxembourg, with registration number B258884, whose registered office is at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg (the “Buyer”).

The parties may hereinafter be jointly referred to as the “parties” and individually as “party”.

BACKGROUND:

(A)	The Company (as defined below) is a public limited liability company with registered share capital of ISK 1,892,750,000.

(B)	The Seller is the owner of 1,892,749,999 shares, issued by the Company, each share being in the nominal value of ISK 1 (one), and Aztiq Pharma ehf. is the owner of 1 (one) share.

(C)	Alvotech hf., reg. no. 710113-0410 (“Alvotech hf.”) a subsidiary of the Buyer, is the lessee of the Property (as defined below), pursuant to the Lease Agreement (as defined below).

(D)

On or around the date hereof Aztiq Pharma ehf., reg. no. 460710-0810 (“Aztiq Pharma”) (as transferor) and Alvotech hf. (as transferee) will enter into a share transfer agreement, whereas one (1) share, issued by the Company, will be transferred from Aztiq Pharma to Alvotech hf.

(E)	The Seller has agreed to sell, and the Buyer has agreed to buy, the Sale Shares (as defined below), subject to and on the terms and conditions of this agreement.

AGREED TERMS:

1	INTERPRETATION

1.1	The definitions and rules of interpretation in this clause apply in this agreement.

Accounts;	means the accounts of the Company as at and to the Accounts Date, comprising the balance sheet and profit and loss accounts.

Accounts Date;	30 September 2022.

Arion Facilities;

means:

(a) a term loan facility agreement by and between inter alia the Company (as borrower) and Arion Bank hf. (as lender), dated 6 February 2013, in the original principal amount of ISK 4,160,000,000, as amended from time to time; and

(b) a term loan facility agreement by and between the Company (as borrower) and Arion Bank hf. (as lender), dated 2 September 2016, in the original principal amount of ISK 1,000,000,000, as amended from time to time.

Arion Share Pledge	means the first priority ranking pledge over the Sale Shares, pursuant to a share pledge agreement between the Seller (as pledgor) and Arion Bank hf. (as pledgee), entered into pursuant to the Arion Facilities.

Aztiq Pharma Share	means 1 (one) share, in the nominal value of ISK 1 (one), issued by the Company, held by Aztiq Pharma.

Business Day;	means a day other than a Saturday, Sunday or public holiday when banks in Iceland and Luxembourg are open for business.

Convertible Bond;	means an unsecured, subordinated convertible bond, issued by the Buyer, which is convertible into shares in the Buyer at the rate of USD 10 per share and will carry an annual interest of 12.5% from the Completion Date until converted or repaid as further stipulated in the issuing document of the Convertible Bond.

Company;	Fasteignafélagið Sæmundur hf., incorporated and registered in Iceland, with registration number 591213-1130, whose registered office is at Sæmundargata 15-19, Reykjavík, Iceland.

Companies Act;	means Act, no. 138/1994, respecting private limited liability companies.

Completion;	means completion of the sale and purchase of the Sale Shares in accordance with this agreement.

Completion Date;	means the date on which the Conditions have been fully satisfied or waived or any other date agreed between the parties in writing.

Conditions;	has the meaning given in clause 2.1.

Encumbrance;	means any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement.

Existing Indebtedness;	means all amounts outstanding and owing by the Company pursuant to and under the Arion Facilities.

Financial Statements 2021;	means the financial statements of the Company as at and to 31 December 2021, comprising the balance sheet and profit and loss accounts and any cash flow statement.

Landsbankinn Facilities;	means loan agreements entered into between the Company and Landsbankinn hf. for the purposes of inter alia refinancing the Existing Indebtedness, releasing the Arion Pledge and providing for around USD 16 million in additional gross loan proceeds for the Company, secured with a first priority mortgage over the Property.

Lease Agreement;	means the lease agreement in respect of the Property, between the Company (as lessor) and Alvotech hf. (as lessee), dated 15 November 2016.

Property;	means the land and buildings, owned by the Company, as further described in Schedule 2 (or any part or parts of the Property).

Purchase Price;	has the meaning given in clause 4.

Sale Shares;	means 1,892,749,999 shares, each share in the nominal value of ISK 1 (one), issued by the Company, all of which have been issued and are fully paid.

Service Agreement;	has the meaning given in clause 2.1(a).

Transaction:	means the transaction contemplated by this agreement or any part of that transaction.

Warranties;	means the warranties set out in clause 6.

1.2	References to clauses and Schedules are to the clauses of and Schedules to this agreement and references to paragraphs are to paragraphs of the relevant Schedule.

1.3	Clause and schedule headings are for convenience only and shall not affect the construction of this agreement.

1.4	Unless a contrary indication appears, in this agreement a reference to:

(a)	the “parties” shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(b)

this “agreement” or any other agreement or instrument shall be construed as a reference to such agreements or instruments as amended, supplemented, novated and/or replaced in any manner from time to time; and

(c)	words in the singular include the plural and in the plural include the singular.

2	CONDITIONS PRECEDENT

2.1	Completion is subject to and conditional upon:

(a)	The Company and Flóki Invest ehf. (an affiliate of the Seller), entering into a Service Agreement, substantially in the form set out in Schedule 1;

(b)	the shareholders of the Company having resolved to approve the Transaction in accordance with article 70.a. of the Companies Act;

(c)	the shareholders of the Company having resolved to make the Distribution;

(d)	a waiver of any pre-emption rights or other restrictions on transfer which may exist in respect of the Sale Shares under the articles of association of the Company having been obtained; and

(e)	the Company entering into the Landsbanki Facilities,

(together the Conditions).

3	SALE AND PURCHASE

Subject to the fulfilment of the Conditions and on the terms of this agreement the Sellers shall sell and the Buyer shall buy the Sale Shares with effect from Completion, with full title guarantee and free from Encumbrances and together with all rights that attach (or may in the future attach) to the Sale Shares including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the Completion Date.

4	PURCHASE PRICE

4.1

The parties have agreed that the enterprise value of the Company, on a cash and debt free basis (excluding the Existing Indebtedness), is USD 110,500,000 (the “Company’s E/V”), with reference to valuation reports with respect to the Property, issued by KPMG and Borg fasteignasala.

4.2	The purchase price for the Sale Shares is USD 80,000,000, corresponding to the Company’s E/V, with the amount of the Existing Indebtedness deducted from the Company’s E/V (the “Purchase Price”).

4.3

Furthermore, it is assumed that the share capital of the Company has been decreased for the purposes of distributing to the Seller all claims against parties related to the Seller, in the total amount of ISK 1,030,814,011, as stipulated in the Accounts, prior to the Completion Date (the “Distribution”).

4.4

In the event that the Distribution has not been completed on or before Completion, the Purchase Price shall be increased by an amount corresponding to the Distribution, and the Buyer may satisfy any payment obligation under this Clause 4.4 with the delivery to the Seller of all claims against parties related to the Seller received by the Buyer as a result of the Distribution.

4.5	The Buyer shall pay the Purchase Price by issuing the Convertible Bond, in a principal amount equal to the Purchase Price, to the Seller.

5	COMPLETION

5.1	Completion shall take place on the Completion Date.

5.2	At Completion the Seller shall deliver or cause to be delivered:

(a)	transfer of the Sale Shares in such form as is necessary for the Buyer to acquire legal ownership of the Sale Shares in accordance with the laws of Iceland;

(b)	the share registry of the Company confirming that the Buyer has been registered as the owner of the Sale Shares and that the Sale Shares are free from all Encumbrances;

(c)	the written resignation of all of the directors of the Company;

(d)

a waiver of any pre-emption rights or other restrictions on transfer which may exist in respect of the Sale Shares under the articles of association of the Company or otherwise, and any other document or consent necessary to enable the Buyer to be registered as the holder of the Sale Shares;

(e)

a copy of the minutes of a meeting of the board of directors of the Seller authorising the execution by the Seller of this agreement and all other documents ancillary to it or the Transactions, and appointing the relevant signatory or signatories to execute this agreement and any such other documents on its behalf; and

(f)	a copy of the minutes of a meeting of the shareholders of the Seller authorising the Transaction and the Service Agreement in accordance with article 70.a. of the Companies Act.

5.3

On the Completion Date the Seller shall procure that the directors of the Company shall hold a board meeting at which the transfer of the Sale Shares to the Buyer shall be approved for registration in the Company’s shareholder register and provide the minutes of the meeting, signed by members of the board of directors, to the Buyer.

5.4	At Completion the Buyer shall:

(a)	pay the Purchase Price, by entering into an irrevocable subscription agreement with the Seller, with respect to the Convertible Bond; and

(b)

deliver a copy of the minutes of a meeting of the board of directors of the Buyer authorising the execution by the Buyer of this agreement and all other documents ancillary to it or the Transactions, the issuance of the Convertible Bond to the Seller, and appointing the relevant signatory or signatories to execute this agreement and any such other documents on its behalf.

5.5

As soon as possible after Completion the Seller shall deliver to the Buyer all documents of title, records, correspondence, documents, files, memoranda and other documents relating to the Company not required to be delivered at Completion which are in its possession.

6	WARRANTIES

6.1	The Seller warrants to the Buyer that each of the Warranties set out in this clause 6.1 is true and accurate and not misleading at the date of this agreement:

General Warranties

(a)	the Sale Shares are issued and fully paid;

(b)	the Seller is the sole legal and beneficial owner of the Sale Shares;

(c)	the Sale Shares and the Aztiq Pharma Share constitute the whole (100%) of the issued and outstanding share capital of the Company;

(d)	the Sale Shares are free from Encumbrances, apart from the Arion Pledge;

(e)

the Seller has the requisite power and authority to enter and perform this agreement and the documents referred to in it (to which it is a party), and they constitute valid, legal and binding obligations on the Seller with their respective terms;

(f)

the execution and performance by the Seller of this agreement and the documents referred to in it will not breach or constitute a default under the Seller’s articles of association, or any agreement, instrument, order, judgement or other restriction which binds the Seller;

(g)

no right has been granted to any person to require the Company to issue any share capital and no Encumbrance has been created and no commitment has been given to create an Encumbrance in favour of any person affecting any unissued shares or debentures or other unissued securities of the Company, apart from the Arion Pledge;

(h)	the Company has at all times conducted its business in accordance with, and has acted in compliance with, all applicable laws and regulations of any relevant jurisdiction;

(i)

there is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company and the Seller or parties related to the Seller, apart from arrangements related to the Distribution, the Service Agreement and the Lease Agreement;

(j)	subject to the terms of the Lease Agreement, the Company is legally and beneficially entitled to the Property and the particulars set out in Schedule 2 are true, complete and accurate;

(k)	the Property is in a reasonable state of repair and condition and is fit for its respective current use;

(l)

the Company is not engaged or involved in any litigation or administrative, mediation, arbitration or other proceedings, or any claims, actions or hearing before any court, tribunal or any governmental, regulatory or similar body, or any department, board or agency (except for debt collection in the normal course of business), and no such proceedings have been threatened or are pending by or against the Company, for whose acts the Company may be vicariously liable, and there are no circumstances likely to give rise to any such proceedings;

(m)

the Financial Statements 2021 show a fair view of the state of affairs of the Company as of 31 December 2021, and of their profit or loss and comprehensive income for the accounting period ended on the 31 December 2021;

(n)	the Accounts show a fair view of the state of affairs of the Company as at the Accounts Date, and of their profit or loss and comprehensive income for the accounting period ended on the Accounts Date;

(o)

since the Accounts Date the Company has conducted its business in the normal course and as a going concern, and no dividend or other distribution of profits or assets has been, or agreed to be, declared, made or paid by the Company, apart from the Distribution; and

(p)	the Company has no liabilities (including contingent liabilities) other than as disclosed or incurred in the ordinary and proper course of the Company’s business since the Accounts Date.

Tax Warranties

(q)

All notices, returns (including any land transaction returns), reports, accounts, computations, statements, assessments, claims, disclaimers, elections and registrations and any other necessary information which have been submitted by the Company to any tax authority for the purposes of tax have been made on a proper basis, were submitted within applicable time limits and were accurate and complete in all material respects. None of the above is, or is likely to be, the subject of any material dispute with any tax authority;

(r)	all tax, insofar as such tax ought to have been paid, has been duly paid, and no penalties, fines, surcharges or interest have been incurred;

(s)

the Company maintains complete and accurate records in relation to tax, that meet all legal requirements and enable the tax liabilities of the Company to be calculated accurately in all material respects;

(t)

the Company has not received from any tax authority (and has not subsequently repaid or settled with that tax authority) any payment to which it was not entitled, or any notice in which its liability to tax was understated;

(u)

the Company is not involved in any dispute with any tax authority nor has, within the past 12 months, been subject to any visit, audit, investigation, discovery or access order by any tax authority, and the Seller is not aware (to the best of Seller’s knowledge) of any circumstances existing which make it likely that a visit, audit, investigation, discovery or access order will be made within the next 12 months; and

(v)

to the best of Seller’s knowledge, the Company is not liable to make to any tax authority any payment in respect of any liability to tax which is primarily or directly chargeable against, or attributable to, any other person.

6.2

The Seller further warrants and represents to the Buyer that each of the Warranties will be true, accurate and not misleading throughout the period from (and including) the date of this agreement up to (and including) the Completion Date.

6.3

Without prejudice to the Buyer’s right to claim on any other basis, or to take advantage of any other remedies available to it, if any Warranty stipulated in clause 6.1 proves to be untrue, inaccurate or misleading, the Seller shall pay to the Buyer on demand (each a “Warranty Claim”):

(a)	the amount necessary to put the Company into the position they would have been in if the Warranty had not been untrue, inaccurate or misleading; and

(b)

all costs and expenses (including damages, legal and other professional fees and costs, penalties, expenses and consequential losses whether arising directly or indirectly) incurred by the Buyer or the Company as a result of the Warranty being untrue, inaccurate or misleading (including a reasonable amount in respect of management time).

6.4

Any sum payable under clause 6.3(a) or clause 6.3(b) shall not exceed 10% of the Purchase Price, unless there is a breach of fundamental warranties stipulated in clauses 6.1(a) to 6.1(g) (inclusive), clause 6.1(j) and/or Tax Warranties stipulated in clauses 6.1(q) to 6.1(v), in which case a Warranty Claim shall be limited to the Purchase Price.

6.5

The Seller shall not be liable in respect of any Warranty Claim to the extent that the facts giving rise to such Warranty Claim were disclosed. If the Buyer (or any member of the Buyer’s group or any of their respective agents) becomes aware of a matter which might reasonably give rise to a Warranty Claim, the Seller shall not be liable in respect of it unless written notice of all relevant facts is given by the Buyer to the Seller as soon as practicable following their so becoming aware and in any event within thirty (30) days of such event. If the matter is capable of remedy, the Buyer shall only be entitled to compensation if the matter is not remedied within thirty (30) days after the date on which such notice is served on the Seller.

6.6	The Buyer warrants to the Seller that each of the Warranties set out in this clause 6.6 is true and accurate and not misleading at the date of this agreement:

(a)	the Buyer has all requisite power and authority to enter into, deliver and perform this agreement;

(b)	the Buyer has all requisite power and authority to issue the Convertible Bond to the Seller; and

(c)	this agreement and any other documents referred to in it (to which it is a party) shall, upon execution, constitute valid, legal and binding obligations of the Buyer in accordance with their terms.

7	FURTHER ASSURANCE

At their own expense, the parties shall (and shall use reasonable endeavours to procure that any relevant third party shall) promptly execute and deliver such documents and perform such acts as the other party may reasonably require from time to time for the purpose of giving full effect to this agreement.

8	CONFIDENTIALITY AND ANNOUNCEMENTS

8.1	Except to the extent required by law or any legal or regulatory authority of competent jurisdiction:

(a)

the parties shall not at any time disclose to any person (other than the parties’ professional advisers) the terms of this agreement or other confidential information relating to the Company or the other party, or make any use of such information other than to the extent necessary for the purpose of exercising or performing its rights and obligations under this agreement; and

(b)	neither party shall make, or permit any person to make, any public announcement, communication or circular concerning this agreement without the prior written consent of the other party.

8.2

Nothing in clause 8.1 shall prevent either party from making an announcement required by law or any government or regulatory authority, any securities exchange or by a court or other competent jurisdiction, provided that the party required to make the announcement consults with the other party and takes into account the reasonable requests of the other party in relation to the content of the relevant announcement to be made.

9	ASSIGNMENT

Neither party shall assign, transfer, mortgage, charge, declare a trust of, or deal in any other manner with any or all of their rights and obligations under this agreement without the prior written consent of the other party.

10	ENTIRE AGREEMENT

This agreement constitutes the entire agreement between the parties and supersedes and extinguishes all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to its subject matter.

11	VARIATION AND WAIVER

11.1	No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

11.2

No failure or delay by a party to exercise any right or remedy provided under this agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy. A waiver of any right or remedy under this agreement or by law is only effective if it is in writing.

11.3	Except as expressly provided in this agreement, the rights and remedies provided under this agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

12	COSTS

Each party shall pay its own costs and expenses incurred in connection with the Transaction and the negotiation, preparation and execution of this agreement and ancillary documents.

13	NOTICES

13.1

A notice given to a party under or in connection with this agreement shall be in writing and shall be delivered by hand, email or sent by pre-paid first-class post or another next working day delivery service, in each case to that party’s address as set out in clause 13.2 (or to such other address as that party may notify to the other party in accordance with this agreement).

13.2	The addresses and email addresses for service of notices on the Buyer and Sellers are:

(a)	Buyer: Alvotech

address: 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

for the attention of: Tanya Zharov, Deputy CEO

email address: [***]

(b)	Seller: ATP Holdings ehf.

address: Sæmundagata 15-19, 101 Reykjavík, Iceland

for the attention of: Jóhann G. Jóhannsson, CEO

email address: [***]

13.3	Each party may change its details for service of notices as specified in clause 13.2 by giving written notice to each other party.

13.4

Delivery of a notice is deemed to have taken place (provided that all other requirements in this clause 13 have been satisfied) if delivered by hand, at the time the notice is left at the address, or if delivered by email, at the time of transmission, or if sent by post on the second Business Day after posting, unless such deemed receipt would occur outside business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of deemed receipt), in which case deemed receipt will occur when business next starts in the place of receipt (and all references to time are to local time in the place of receipt).

13.5	This clause 13 does not apply to the service of any proceedings or other documents in any legal action.

14	SEVERANCE

If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this agreement.

15	SUCCESSORS

This agreement is made for the benefit of the parties and their successors and the rights and obligations of the parties under this agreement shall continue for the benefit of, and shall be binding on, their respective successors.

16	COUNTERPARTS

16.1	This agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

16.2	No counterpart shall be effective until each party has executed at least one counterpart.

17	THIRD PARTY RIGHTS

No one other than a party to this agreement, their successors and permitted assignees, shall have any right to enforce any of its terms.

18	RIGHTS AND REMEDIES

Except as expressly provided in this agreement, the rights and remedies provided under this agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

19	GOVERNING LAW AND JURISDICTION

19.1

This agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of Iceland.

19.2

Each party irrevocably agrees that the courts of Iceland shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this agreement or its subject matter or formation.

(Last page before schedules and signature page)

Schedule 1         SERVICE AGREEMENT

NOVEMBER 2022

Agreement

between

FLÓKI INVEST EHF.

(as the Service Provider)

and

FASTEIGNAFÉLAGIÐ SÆMUNDUR HF.

(as the Company)

SERVICE AGREEMENT

relating to Sæmundargata 15-19, Reykjavík

1

CONTENT

1	Interpretation	3

2	Commencement and duration	4

3	Scope of services	4

4	The Service Provider’s obligations	4

5	Company’s obligations	4

6	Changes to the Services	4

7	Charges and payment	5

8	Warranties	5

9	Termination	5

10	Exit obligations	6

11	Consequences of termination	7

12	Miscellaneous	7

13	Notices	7

14	Governing law	8

15	Jurisdiction	8

Schedule 1 Services		9

2

THIS AGREEMENT is dated 16 November 2022 and made between:

(1)	FLÓKI INVEST EHF., incorporated and registered in Iceland with registration number 600416-0570 whose registered office is at Smáratorgi 3, Kópavogur, Iceland (the “Flóki Invest”); and

(2)	FASTEIGNAFÉLAGIÐ SÆMUNDUR HF., incorporated and registered in Iceland with registration number 591213-1130, whose registered office is at Sæmundargata 15-19, Reykjavík, Iceland (the “Company”).

The parties may hereinafter be jointly referred to as the “parties” and individually as “party”.

BACKGROUND:

(A)	Reference is made to a share purchase agreement, dated on or about the date hereof, relating to shares in the Company (the “SPA”).

(B)	It is a condition precedent under the SPA that the Company and Flóki Invest enter into this service agreement.

(C)

Flóki Invest has agreed to provide certain services to the Company to ensure a smooth transition with respect to operational matters, supervision and maintenance relating to the Property (as defined below) following Completion (as defined below).

AGREED TERMS:

1	INTERPRETATION

1.1	The definitions and rules of interpretation in this clause apply in this agreement.

Commencement Date;	has meaning set out in clause 2.1.

Completion;	completion of the sale and purchase in accordance with the terms of the SPA.

Lease Agreement;	the lease agreement in respect of the Property, between the Company (as lessor) and Alvotech hf. (as lessee), dated 15 November 2016.

Property;	the real estate owned by the Company located at Sæmundargata 15-19, Reykjavík.

Service Charges;	the charges to be paid for the Services under clause 7 (Charges and payment).

Services;	one or more or all the Service (as applicable) which are set out in Schedule 1.

Service Termination Date;	in relation to the Services the service termination date set out in Schedule 1 or such other date as the parties may agree in accordance with clause 6.1.

3

2	COMMENCEMENT AND DURATION

2.1	Flóki Invest shall provide the Services to the Company in accordance with this agreement commencing on Completion pursuant to the SPA (the “Commencement Date”).

2.2

Flóki Invest shall provide the Services from the Commencement Date until 31 December 2023 (“Initial Term”) unless terminated earlier under clause 9 (Termination). The term automatically extends for successive 12-month periods (“Renewal Term”) unless the agreement is terminated by either party with at least three (3) months’ notice prior to the end of the Initial Term or any subsequent Renewal Term.

3	SCOPE OF SERVICES

3.1	The scope of the Services to be provided by Flóki Invest is set out in Schedule 1.

3.2

If the Company requires provision of services, that are materially outside the scope of the Services, or materially different in nature or volume from the Services, the parties shall follow the procedure set out in clause 6 (Changes to the Services).

4	THE SERVICE PROVIDER’S OBLIGATIONS

4.1	In performing its obligations under this agreement, Flóki Invest shall comply with all applicable laws, statutes and regulations from time to time in force.

4.2

Flóki Invest shall perform the Services with due skill, diligence and care, and to a standard which as least as high as the standard provided in relation to the Services during the 12-month period prior to the Commencement Date.

4.3

Subject to the reimbursement by the Company of any reasonable costs and expenses incurred by Flóki Invest in this respect, Flóki Invest agrees to provide the Company with reasonable assistance in respect of finding alternative providers of the Services.

5	COMPANY’S OBLIGATIONS

5.1	The Company shall co-operate with Flóki Invest and provide it with such information and assistance as Flóki Invest shall reasonably require enabling Flóki Invest to provide the Services.

5.2	The Company shall allow Flóki Invest and its employees, agents and subcontractors reasonable access to its facilities as necessary for the performance of the Services.

6	CHANGES TO THE SERVICES

6.1

If a party wishes to make a change to the scope, nature, volume or execution of any of the Services or the Service Termination Date, it shall submit details of the requested change in writing to the other party.

4

6.2	The parties shall consider the request in good faith, but the parties shall be under no obligation to accept any requested change to the Services.

7	CHARGES AND PAYMENT

7.1

In consideration of Flóki Invest providing the Services to the Company, the Company shall pay Service Charges to Flóki Invest, in the amount of ISK 4,500,000 per month, indexed with the Consumer Price Index, which at the date of this service agreement is 559.3 points, corresponding to 5% of the monthly lease payment to the Company pursuant to the Lease Agreement, for the duration of this service agreement.

7.2	The Company shall pay the Service Charges monthly in arrears. Flóki Invest shall invoice the Company at the beginning of each month for the Services provided to the Company during the previous month.

7.3	The Company shall pay invoices in full within 30 days of receipt in cleared funds to the bank account nominated in writing by Flóki Invest.

7.4	The Service Charges are exclusive of amounts in respect of VAT (value added tax or any equivalent tax chargeable in the Iceland or elsewhere).

7.5	Flóki Invest shall be responsible for the payment of all invoices due to third party suppliers in connection with the provision of the Services.

7.6	The Company shall be entitled to require Flóki Invest to provide all such evidence as may be reasonably necessary to verify the Service Charges and any other matters set out in an invoice.

7.7	All payments payable to Flóki Invest under this agreement shall become due immediately on its termination. This clause 7.7 is without prejudice to any right to claim for interest under the law.

8	WARRANTIES

Each party warrants that it has the corporate power and capacity to enter into this agreement and to perform its obligations under this agreement.

9	TERMINATION

9.1	Without affecting any other right or remedy available to it, either party may terminate this agreement with immediate effect by giving written notice to the other party if:

(a)	the other party fails to pay any amount due under this agreement on the due date for payment and remains in default not less than 30 days after being notified in writing to make such payment;

(b)

the other party commits a material breach of any other term of this agreement and (if such breach is remediable) fails to remedy that breach within a period of 20 days after being notified in writing to do so;

5

(c)

the other party repeatedly breaches any of the terms of this agreement in such a manner as to reasonably justify the opinion that its conduct is inconsistent with it having the intention or ability to give effect to the terms of this agreement;

(d)	if any action, proceedings, procedure or step is taken in any jurisdiction for or in connection with:

(i)	the winding up, dissolution or re-organisation of the other Party; or

(ii)	the appointment of a liquidator, or other similar officer in respect of the other Party or any of its assets;

(e)

the other party commences negotiations with all or any class of its creditors with a view to rescheduling any of its debts, or makes a proposal for or enters into any compromise or arrangement with its creditors;

(f)

any event occurs, or proceeding is taken, with respect to the other party in any jurisdiction to which it is subject that has an effect equivalent or similar to any of the events mentioned in clause 9.1(d) and 9.1(e);

(g)	the other party suspends or ceases, or threatens to suspend or cease, carrying on all or a substantial part of its business; or

(h)	any warranty given by the other party in clause 8 of this agreement is found to be untrue or misleading.

10	EXIT OBLIGATIONS

10.1	This clause 10 (Exit obligations) shall apply on termination or expiry of this agreement.

10.2

Flóki Invest shall provide such assistance as the Company may reasonably require to effect a full and orderly transfer of the Services to the Company or to a third party nominated by the Company. Flóki Invest shall furnish the Company or the third party with any information or documents required to perform the Services. All such assistance shall be provided on a timely basis.

10.3

The Company shall be responsible for Flóki Invest’s reasonable costs incurred in discharging its obligations under clause 10.1 and clause 10.2, except where the agreement has been terminated by reason of Flóki Invest’s breach in which case Flóki Invest shall be responsible for such costs.

10.4

Flóki Invest shall deliver to the Company all documents, information, and materials generated by Flóki Invest in connection with the provision of the Services. All intellectual property rights in such documents, information and materials shall automatically pass to the Company.

10.5	Each party shall promptly:

(a)	return to the other party all equipment, materials and property belonging to the other party that the other party had supplied to it in connection with the supply of the Services under this agreement;

6

(b)	return to the other party all documents and materials (and any copies) containing the other party’s confidential information;

(c)	erase all the other party’s confidential information from its computer systems (to the extent possible); and

(d)	on request, certify in writing to the other party that it has complied with the requirements of this clause.

11	CONSEQUENCES OF TERMINATION

11.1	On termination or expiry of this agreement, the following clauses shall continue in force:

(a)	clause 10 (Exit obligations);

(b)	clause 14 (Governing law); and

(c)	clause 15 (Jurisdiction).

11.2

Termination or expiry of this agreement shall not affect any rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination or expiry, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination or expiry.

12	MISCELLANEOUS

12.1	No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

12.2

Neither Party shall assign, transfer, mortgage, charge, subcontract, delegate, declare a trust over or deal in any other manner with any or all of its rights and obligations under this agreement without the prior written consent of the other party.

12.3

Neither party shall be in breach of this agreement nor liable for delay in performing, or failure to perform, any of its obligations under this agreement if such delay or failure result from events, circumstances or causes beyond its reasonable control. In such circumstances the affected Party shall be entitled to a reasonable extension of the time for performing such obligations. If the period of delay or non-performance continues for 2 months, the Party not affected may terminate this agreement by giving 30 days’ written notice to the affected Party.

13	NOTICES

13.1

A notice given to a party under or in connection with this agreement shall be in writing and shall be delivered by hand, email or sent by pre-paid first-class post or another next working day delivery service, in each case to that party’s address as set out in clause 13.2 (or to such other address as that party may notify to the other party in accordance with this agreement).

7

13.2	The addresses and email addresses for service of notices on the parties are:

(a)	Flóki Invest:

address:                         Smáratorg 3, 201 Kópavogur, Iceland

for the attention of:       Guðrún Elsa Gunnarsdóttir

email address:               [***]

(b)	The Company:

address:                         Sæmundargata 15-19, 102 Reykjavík, Iceland

for the attention of:       Tanya Zharov

email address:               [***]

13.3	Each party may change its details for service of notices as specified in clause 13.2 by giving written notice to each other party.

13.4

Delivery of a notice is deemed to have taken place (provided that all other requirements in this clause 13 have been satisfied) if delivered by hand, at the time the notice is left at the address, or if delivered by email, at the time of transmission, or if sent by post on the second business day after posting, unless such deemed receipt would occur outside business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of deemed receipt), in which case deemed receipt will occur when business next starts in the place of receipt (and all references to time are to local time in the place of receipt).

13.5	This clause 13 does not apply to the service of any proceedings or other documents in any legal action.

14	GOVERNING LAW

14.1

This agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of Iceland.

14.2

Each party hereby unconditionally and irrevocably waives, to the fullest extent that applicable law permits, any rule of interpretation or construction or any presumption or burden of proof requiring that this agreement be interpreted or construed against the drafting party. If any Party claims in connection with any dispute that any language in this agreement is ambiguous, redundant, vague or overly general, or inconsistent or in conflict with any other language in this agreement or any agreement, instrument or other document delivered under or in connection with this agreement, such party shall be deemed equally responsible for the ambiguity, redundancy, vagueness, over generality, inconsistency, or conflict.

15	JURISDICTION

15.1

Each party irrevocably agrees that the courts of Iceland shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this agreement or its subject matter or formation.

(last page before schedules and signature page)

8

SCHEDULE 1

SERVICES

Service	Specification

Correspondence	Correspondence with supervisory authorities, the Municipality of Reykjavík, the University of Iceland and Vísindagarðar Háskóla Íslands ehf. in relation to the Property.

Supervision	Supervision and administration with respect to all maintenance in relation to the Property, including, but not limited to contractual relationship with contractors and other vendors and suppliers.

Processing of payments	Overseeing and processing payments on behalf of the Company to third parties in relation to maintenance of the Property as well as all payments to authorities, due to land lease or otherwise

Financial and funding services	Relationship with financial institutions concerning financial matter, including, but not limited to, correspondence relating to facility agreements, other funding arrangement and su

Construction of an extension to the Property	All correspondence, supervision and contractual relationship with Fasteignafélagið Eyjólfur ehf., as well as all other applicable parties, including, but not limited to, contractors, due to the building of an extension adjacent to the Property.

9

THIS AGREEMENT has been entered into on the date stated at the beginning of it.

Service Provider

Flóki Invest ehf.

By:	By:
Name: Title:	Name: Title:

Company

Fasteignafélagið Sæmundur hf.

By:	By:
Name: Title:	Name: Title:

10

SCHEDULE 2         THE PROPERTY

Description of the Property	Sæmundargata 15-19, Reykjavík, a 12,962.4 m² building for manufacturing and research, containing office parking lots and underground parking garage.

Description of lease	Land lease, pursuant to a land lease and building right agreement with Vísindagarðar Íslands ehf., dated 5 November 2013. Vísindagarðar Íslands ehf. has entered into a land lease agreement with Háskóli Íslands, with respect to the Property, with a right to sub-lease the property, and Háskóli Íslands (the University of Iceland), entered into a land lease agreement with the Municipality of Reykjavík, with respect to the Property, with a right to sub-lease the Property.

Owner	Municipality of Reykjavík.

Registered/unregistered	Registered.

Title number (if registered)	Registration number F232-7931.

Contractual date of termination of lease	30 September 2038, with a right to extend the lease for further 25 years, i.e., to 30 September 2063.

Occupier	Alvotech hf. (as lessee), pursuant to the Lease Agreement.

Contractual date of purchase	5 November 2013

Registered liens

•  General bond in the amount of ISK 5,200,000,000, issued to Arion Bank hf. on 19/02/2014 – 1st priority mortgage;

•  general bond in the amount of ISK 1,000,000,000, issued to Arion Bank hf. on 02/09/2016 – 2nd priority mortgage; and

•  general bond in the amount of USD 30,000,000, originally issued to U.S. Bank National Association on 13/06/2018, as amended on 31/05/2019 (pledgees FFI Fund Ltd., FYI Ltd. and Olifant Fund, Ltd.) – 3rd priority mortgage.

THIS AGREEMENT has been entered into on the date stated at the beginning of it.

SELLER

ATP Holdings ehf.

By:	/s/ Jóhann G. Jóhannsson
Name: Jóhann G. Jóhannsson
Title: CEO and director

BUYER

Alvotech

By:	/s/ Richard Davies
Name: Richard Davies
Title: Vice Chairman

(Signature page to a Share Purchase Agreement)

15